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                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)


                            IXC Communications, Inc.
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                                (Name of Issuer)

                            IXC Communications, Inc.
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                      (Name of Person(s) Filing Statement)

              12 1/2% Junior Exchangeable Preferred Stock Due 2009
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                         (Title of Class of Securities)

                                   450713 706
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                      (CUSIP Number of Class of Securities)

                                 Karen C. Goodin
                                Michael P. Whalen
                               Riordan & McKinzie
                        695 Town Center Drive, Suite 1500
                              Costa Mesa, CA 92626
                                 (714) 433-2900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                December 16, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)


        This Amendment No. 1 (this "Final Amendment") constitutes the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") originally filed with the Securities and Exchange Commission on December 15, 1997, relating to the offer by IXC Communications, Inc., a Delaware corporation (the "Company"), to exchange one share of its 12 1/2% Series B Junior Exchangeable Preferred Stock Due 2009, par value $.01 per share (the "New Preferred Stock"), which has been registered under the Securities Act of 1933, as amended, for each outstanding share of its 12 1/2% Junior Exchangeable Preferred Stock Due 2009, par value $.01 per share (the "Old Preferred Stock"), upon the terms and subject to the conditions set forth in the Company's Prospectus dated December 15, 1997 (the "Prospectus"), which is contained in the Company's Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-37157) (the "Form S-4") filed with the Securities and Exchange Commission (the "Commission") and in the related Letter of Transmittal (which together constitute the "Exchange Offer").

        This Final Amendment amends and supplements the Schedule 13E-4 and is being filed to report the results of the Exchange Offer.

Item 1. Security and Issuer.

        Item 1 is hereby supplemented and amended as follows:



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        The Exchange Offer terminated at 5:00 p.m., New York City time, on
January 16, 1998 (the "Expiration Date"). Pursuant to the Exchange Offer, all of the issued and outstanding shares of Old Preferred Stock (which represented 308,959 shares of Old Preferred Stock) were validly tendered and not withdrawn, all of which were accepted by the Company. Each holder that tendered shares of Old Preferred Stock will receive one share of New Preferred Stock for each share of Old Preferred Stock tendered prior to the Expiration Date. After giving effect to the consummation of the Exchange Offer, no shares of Old Preferred Stock remain outstanding.

Item 9. Material to be Filed as Exhibits.

        Item 9 is hereby supplemented and amended as follows:

        99(a)(3) Press Release dated January 30, 1998.









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                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 30, 1998                  IXC Communications, Inc.



                                  By: /s/ James F. Guthrie
                                      ------------------------------------------
                                      James F. Guthrie, Executive Vice President
                                      and Chief Financial Officer















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                                  EXHIBIT INDEX


Exhibit No.              Description
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
99(a)(3)                 Press Release dated January 30, 1998









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